Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three Months Ended March 31, 2010 and 2009

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2010	2009
Basic – assumes no dilution:

Net income	$22,603	$13,431
Weighted average number of common shares outstanding during the period	39,206	39,164

Net income per share – basic	$0.58	$0.34

Diluted – assumes full dilution:

Net income	$22,603	$13,431

Weighted average number of common shares outstanding during the period	39,206	39,164
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	194	20
Common stock units related to Deferred Equity Compensation Plan for Directors	211	179
Common stock units related to Deferred Compensation Plan for Employees	192	195
Restricted common stock units related to Incentive Compensation Plan	1,097	827

Total common and common equivalent shares adjusted to calculate diluted earnings per share	40,900	40,385

Net income per share – diluted	$0.55	$0.33